Form 1
Page 1
Execution Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

COPY

Date filed (MM/DD/YY): 02/27/15

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Hudson Street, Suite 1200
   Jersey City, New Jersey 07302
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (201) 499-3700 (Telephone) (201) 499-0173 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   James G. Buckley (Name) Chief Regulatory Officer (Title) (201) 499-3698 (Telephone Number)
6. Provide the name and address of counsel for the applicant:

2015 MAR -2 PM 1:27
SEC / MR

15020127

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 06/26/2006 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: D.C.L. 245 et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 02/27/15 (MM/DD/YY) National Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 27th day of February (Month) (Year) by Jennifer L. Rios (Notary Public)

2-27-18

My Commission expires 2-27-18 County of Hudson State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Jennifer Lorely Rios
Notary Public
New Jersey
My Commission Expires 2-27-18
ID No. 2430532

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

National Stock Exchange, Inc. ("NSX" or the "Exchange") is amending Exhibits A,C, K and J to its Form 1 for national securities exchanges, filed pursuant to Section 6(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The following are submitted in response to this Exhibit A:

Exhibit A1 - Amended and Restated Certificate of Incorporation for NSX filed February 18, 2015;

Exhibit A2 - Third Amended and Restated Bylaws of NSX.

Attachment A1

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "NATIONAL STOCK EXCHANGE, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF FEBRUARY, A.D. 2015, AT 4:46 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

4075120 8100

150216902

You may verify this certificate online at corp.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 2130254

DATE: 02-18-15

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:51 PM 02/18/2015
FILED 04:46 PM 02/18/2015
SRV 150216902 - 4075120 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF NATIONAL STOCK EXCHANGE, INC.

The name of the corporation is National Stock Exchange, Inc. (the "Corporation"). The Corporation was originally incorporated under the name NSX Delaware Merger Sub, Inc., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 12, 2005. The Certificate of Incorporation was restated on June 29, 2006 and on December 30, 2011. Pursuant to, and being duly adopted in accordance with, Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation hereby amends and restates the Amended and Restated Certificate of Incorporation in its entirety, and reads in its entirety as follows:

Name

FIRST: The name of the Corporation is NATIONAL STOCK EXCHANGE, INC.

Registered Office

SECOND: The address of the initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, State of Delaware 19801, County of New Castle, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock having a par value of $.01 per share. At all times, all of the outstanding stock of the Corporation shall be owned by National Stock Exchange Holdings, Inc., a Delaware corporation.

Board of Directors

FIFTH: (a) *General.* The Corporation shall be managed by the Board of Directors which shall exercise all powers conferred to it by the laws of the State of Delaware. In furtherance of and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt the bylaws and the rules of the Corporation and to amend or repeal any provision thereof subject to such conditions as the bylaws or rules may provide. Directors shall be elected by the stockholders of the Corporation. Elections of directors of the Corporation need not be by written ballot unless the bylaws so provide.

(b) *Removal of Directors*. Except as provided herein, any director may be removed from office by a vote of the stockholders at any time with or without cause; provided, however, that an ETP Holder Director, as such term is defined in the bylaws of the Corporation, may only be removed for cause. For purposes of this section, "cause" shall mean only (i) a breach of a director's duty of loyalty to the Corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) actions resulting in liability under Section 174 of the General Corporation Law of Delaware, or (iv) transactions from which a director derived an improper personal benefit. Any director may be removed for cause by the holders of a majority of the shares of capital stock then entitled to be voted at an election of directors.

Duration

SIXTH: The duration of the Corporation shall be perpetual.

Bylaws

SEVENTH: Except as may be expressly provided otherwise in the bylaws of the Corporation, the Board of Directors shall have the power to adopt, amend or repeal bylaws and rules of the Corporation. The bylaws of the Corporation may also be amended or repealed, or new bylaws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. Any change to the bylaws that is required to be approved by or filed with the United States Securities and Exchange Commission (the "Commission") before it may become effective under Section 19 of the Securities Exchange Act of 1934, as amended (the "Act") and the rules promulgated thereunder shall not become effective until the procedures of the Commission necessary to make it effective shall have been satisfied. Before any amendment to, or repeal of, any provision of the bylaws of the Corporation shall be effective, those changes shall be submitted to the Board of Directors of the Corporation and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to the bylaws of the Corporation shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Limitation of Director Liability

EIGHTH: To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

NINTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware, provided that the matter to be acted upon by such written consent previously has been directed by the Board of Directors to be submitted to the stockholders for their action by written consent.

Compromise or Other Arrangement

TENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors and/or on all the stockholders or class of stockholders of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

ELEVENTH: The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of the Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. Any change to the Certificate of Incorporation that is required to be approved or filed with the Commission before it may become effective shall not become effective, under Section 19 of the Act and the rules promulgated thereunder, until the procedures of the Commission necessary to make it effective shall have been satisfied. Before any amendment to, or repeal of, any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of the Corporation and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this Certificate of Incorporation shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 18th day of February, 2015.

NATIONAL STOCK EXCHANGE, INC.

By: [signature]

Name: David Harris

Title: Authorized Officer

Attachment A2

NSX National Stock Exchange[SM]

THIRD AMENDED AND RESTATED BY-LAWS

OF

NATIONAL STOCK EXCHANGE, INC.

THIRD AMENDED AND RESTATED BY-LAWS OF NATIONAL STOCK EXCHANGE, INC.

Table of Contents Page

THIRD AMENDED AND RESTATED BY-LAWS OF NATIONAL STOCK EXCHANGE, INC.

(a Delaware corporation)

ARTICLE I

DEFINITIONS

Section 1.1. Definitions. When used in these By-Laws, unless the context otherwise requires:

A.

Act

(1) The term "Act" shall mean the Securities Exchange Act of 1934, as amended.

Affiliate

(2) The term "affiliate" of, or a person "affiliated" with a specific person, shall mean a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

B.

Board

(1) The term "Board" shall mean the Board of Directors of the Exchange.

By-Laws

(2) The term "By-Laws" shall mean the bylaws of the Exchange.

C.

Commission

(1) The term "Commission" shall mean the United States Securities and Exchange Commission.

D. Reserved

E.

ETP Holder

(1) The term "ETP Holder" shall mean any individual, corporation, partnership, limited liability company or other entity that holds an equity trading permit issued by the Exchange to trade securities on the market operated by the Exchange. An ETP Holder will have the status of a "member" of the Exchange as that term is defined in Section 3 of the Act.

ETP Holder Director

(2) The term "ETP Holder Director" shall mean a director who is an ETP Holder or a director, officer, managing member or partner of an entity that is, or is an affiliate of, an ETP Holder.

ETP Holder Representative

(3) The term "ETP Holder Representative" shall mean a representative of any committee or hearing panel who is an officer, director, employee or agent of an ETP Holder.

Exchange

(4) The term "Exchange" shall mean National Stock Exchange, Inc., a Delaware corporation.

F. – H. Reserved

I.

Independent Director

(1) The term "Independent Director" shall mean a member of the Board that the Board has determined to have no material relationship with the Exchange or any affiliate of the Exchange, or any ETP Holder or any affiliate of any such ETP Holder, other than as a member of the Board.

Industry Director

(2) The term "Industry Director" shall mean a member of the Board who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the member of the Board or 20 percent or more of the gross revenues received by the member of the Board's

firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the member of the Board or member or 20 percent or more of the gross revenues received by the member of the Board's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Exchange or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

J – M. Reserved

N.

Non-Industry Director

(1) The term "Non-Industry Director" shall mean a member of the Board who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

O. Reserved

P.

Person

(1) The term "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

Q. Reserved

R.

Rules

(1) The term "Rules" or "Exchange Rules" shall mean the rules of the Exchange adopted by the Board pursuant to Section 3.1(b) of the By-Laws.

S.

Securities Act

(1) The term "Securities Act" shall mean the Securities Act of 1933, as amended.

Statutory Disqualification

(2) The term "Statutory Disqualification" shall have the same meaning as "statutory disqualification" in Section 3(a)(39) of the Act.

ARTICLE II

REGISTERED OFFICE AND AGENT; OFFICES

Section 2.1. Registered Office and Registered Agent. The Exchange shall maintain a registered office in the State of Delaware at such location as shall from time to time be determined by the Board. The registered agent of the Exchange in the State of Delaware shall be such person or entity as shall from time to time be determined by the Board.

Section 2.2. Other Offices. The Exchange may also have offices at such other locations both within and without the State of Delaware as the Board may from time to time determine or the business or purposes of the Exchange may require.

ARTICLE III

BOARD OF DIRECTORS

Section 3.1. Powers.

(a) The business and affairs of the Exchange shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Exchange as an "exchange" within the meaning of the Act, the regulation of the business conduct of the ETP Holders, and the promotion of the welfare, objects and purposes of the Exchange.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Section 8.2.

(c) The Board shall exercise all such powers of the Exchange and do all such lawful acts and things as are not by law, the Certificate of Incorporation, these By-Laws or the Rules, directed or required to be exercised, done or approved by the stockholders of the Exchange or the ETP Holders.

Section 3.2. General Composition.

(a) Subject to Section 3.2(b), the Board shall consist of not fewer than seven (7) and not more than twenty-five (25) directors.

(b) The Board may, by resolution, add or remove director positions to the Board, provided that no removal of a director position shall have the effect of shortening the term of any incumbent director. The Board at all times shall include the Chief Executive Officer of the Exchange, at least 50% Non-Industry Directors (at least one of whom shall be an Independent Director) and such number of ETP Holder Directors as is necessary to comprise at least 20% of the Board. Newly-created director positions pursuant to this Section 3.2(b) shall be filled: *first*, by Non-Industry Directors, to the extent necessary for the Board to consist of at least 50% Non-Industry Directors, *second*, by ETP Holder Directors, to the extent necessary for the Board to consist of at least 20% ETP Holder Directors, and *third*, by Industry or Non-Industry Directors, for the remainder of any newly-created director positions of the Board that are not filled pursuant to the *first* and *second* clauses of this sentence. For purposes of calculating the percentage of Non-Industry Directors herein, the Chief Executive Officer of the Exchange shall be excluded.

(c) No two or more directors may be partners, officers or directors of the same person or be affiliated with the same person, unless such affiliation is with a national securities exchange or National Stock Exchange Holdings, Inc. No director need be a stockholder.

(d) A director may not be subject to a Statutory Disqualification.

Section 3.3. Reserved.

Section 3.4. Terms of Office.

(a) CEO Director. The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Exchange.

(b) ETP Holder Directors. The ETP Holder Directors shall serve one-year terms. The term of office for each ETP Holder Director elected at each annual meeting shall be until the annual meeting of stockholders of the Exchange in the year after the date of election. In the case of any new ETP Holder Director as contemplated by Section 3.2, such director shall have an initial term expiring at the next annual meeting of stockholders of the Exchange. All ETP Holder Directors shall continue in office after the expiration of their terms until their successors are elected or appointed and qualified, except in the event of a director's earlier death, retirement, removal or disqualification.

(c) Non-Industry Directors. The Non-Industry Directors shall serve one-year terms. The term of office for each Non-Industry Director elected at each annual meeting shall be until the annual meeting of stockholders of the Exchange in the year after the date of election. In the case of any new Non-Industry Director as contemplated by Section 3.2, such director shall have an initial term expiring at the next annual meeting of stockholders of the Exchange. All Non-Industry Directors shall continue in office after the expiration of their terms until their successors are elected or appointed and qualified, except in the event of a director's earlier death, retirement, resignation, removal or disqualification.

(d) Independent Directors. A Non-Industry Director may be an Independent Director. With reference to any Non-Industry Director who is also an Independent Director, such director's term of office shall be determined pursuant to Section 3.4(c) above.

(e) Industry Directors. The Industry Directors shall serve one-year terms. The term of office for each Industry Director elected at each annual meeting shall be until the annual meeting of stockholders of the Exchange in the year after the date of election. In the case of any new Industry Director as contemplated by Section 3.2, such director shall have an initial term expiring at the next annual meeting of stockholders of the Exchange. All Industry Directors shall continue in office after the expiration of their terms until their successors are elected or appointed and qualified, except in the event of a director's earlier death, retirement, resignation, removal or disqualification.

Section 3.5. Nomination and Election.

(a) Candidates for election as a director shall be nominated by the Governance and Nominating Committee as follows:

(b) The Governance and Nominating Committee each year shall nominate directors for each director position standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as ETP Holder Directors, the Governance and Nominating Committee shall nominate only those persons whose names have been approved and submitted by the ETP Holder Director Nominating Committee and (to the extent required by subsection (e) below) presented to, and approved by, the ETP Holders pursuant to the procedures set forth below in this Section 3.5.

(c) The ETP Holder Director Nominating Committee shall consult with the Governance and Nominating Committee, the Chairman of the Board and the Chief Executive Officer, and shall solicit comments from the ETP Holders for the purpose of approving and submitting names of candidates for election to the position of ETP Holder Director. Not later than seventy-five (75) days prior to the date announced for the annual meeting of stockholders, the ETP Holder Director Nominating Committee shall submit to the Governance and Nominating Committee the initial nominees for ETP Holder Director positions on the Board.

(d) Not later than sixty (60) days prior to the date announced for the annual meeting of stockholders, the Governance and Nominating Committee shall report to the Secretary of the Exchange the initial nominees for ETP Holder Director positions on the Board that have been approved and submitted by the ETP Holder Director Nominating Committee. The Secretary shall promptly notify ETP Holders of those initial nominees. ETP Holders may identify other candidates for the ETP Holder Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced for the annual meeting of stockholders, a written petition, which shall designate the candidate by name and office and shall be signed by ten percent (10%) or more of the ETP Holders. An ETP Holder may endorse as many candidates as there are ETP Holder Director positions to be filled. No ETP Holder, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such ETP Holder, together with its affiliates, in excess of fifty percent (50%) limitation shall be disregarded.

(e) If one or more valid petitions are received, the Secretary shall notify all ETP Holders of record (as of the close of business on the day before the date of such notice) of the names of the initial nominees approved and submitted by the ETP Holder Director Nominating Committee and those additional candidates identified by the ETP Holders, (the "List of Candidates"), as well as of the time and date of an election to be held at least twenty (20) days prior to the annual stockholders' meeting to confirm the ETP Holders' selections of nominees for ETP Holder Directors. In such elections, each ETP Holder shall have one (1) vote with respect to each ETP Holder Director position that is to be filled at the annual stockholders' meeting; provided, however, that any such vote must be cast for a person on the List of Candidates and that no ETP Holder, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such ETP Holder, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. No ETP Holder shall have the right to vote cumulatively in the election of any directors. Votes may be cast in person or by proxy. The individuals receiving the largest number of votes shall be the persons approved by the ETP Holders as ETP Holder Director nominees. The Secretary shall notify the Governance and Nominating Committee of the results of the election.

(f) If no valid petitions from the ETP Holders are received by the date that is thirty-five (35) days prior to the date that is announced for the annual meeting of stockholders, the initial nominees approved and submitted by the ETP Holder Director Nominating Committee shall be deemed to be the persons approved by the ETP Holders as the ETP Holder Director nominees, and the Secretary shall so notify the Governance and Nominating Committee.

Section 3.6. Chairman. The Board, acting through a vote of a majority of its directors, shall elect a Chairman of the Board from among the directors of the Exchange. The Chairman may also serve as the Chief Executive Officer and/or President of the Exchange, but may hold no other offices in the Exchange. Unless the Chairman of the Board also serves as the Chief Executive Officer of the Exchange, the Board shall elect the Chairman from among the Non-Industry Directors. Unless another director is appointed by the Board for such purpose in the Chairman's absence, the Chairman shall preside at all meetings of the stockholders and the Board. The Chairman shall also have such other duties, authority and obligations as may be given to him or her by these By-Laws or by the Board.

Section 3.7. Vacancies.

(a) (i) Notwithstanding any provision herein to the contrary, any vacancy in the Board, however occurring, including a vacancy resulting from an increase in the number of the directors, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, provided such new director qualifies for the category in which the vacancy exists. A director elected to fill a vacancy shall hold office until the next annual meeting of stockholders, subject to the election and qualification of his or her successor and to his or her earlier death, resignation, disqualification or removal.

(ii) If the Board fills a vacancy resulting from a ETP Holder Director position becoming vacant prior to the expiration of such ETP Holder Director's term, or resulting from the creation of an additional ETP Holder Director position required by an increase in the size of the Board, then the Board shall follow the procedures set forth in this Section 3.7(a)(ii). In such an event, the ETP Holder Director Nominating Committee shall either (i) recommend an individual to the Board to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the Board from which the Board shall elect the individual to fill such vacancy. The Board shall elect, pursuant to this Section 3.7(a)(ii), only individuals recommended by the ETP Holder Director Nominating Committee. Any vacancy filled pursuant to this Section 3.7(a)(ii), shall be filled by the vote of a majority of the directors then in office, although less than a quorum.

(b) In the event any director fails to maintain any of the qualifications for such director set forth in these By-Laws or the Certificate of Incorporation of the Exchange, of which failure the Board shall be the sole judge, such director shall, upon determination of the Board that such director is no longer qualified, cease to be a director, such director's office shall be deemed vacant and (effective upon the expiration of any grace period for re-qualification permitted by the Board pursuant to Section 3.7(c) below) the vacancy may be filled by the Board with a person who so qualifies for such director's position in compliance with Section 3.7(a) above.

(c) The Board in its discretion may institute a grace period for a reasonable length of time for re-qualification for a director who ceases to be a director pursuant to Section 3.7(b) above. If any such grace period is instituted, during such period up until the time when the director re-qualifies, the director shall be deemed not to hold office and the director position formerly held by the director shall be deemed to be vacant for all purposes. The Board shall be the sole judge of whether a director has re-qualified.

(d) An ETP Holder Director whose individual status as an ETP Holder has been temporarily suspended, or whose ETP Holder organization has been temporarily suspended as an ETP Holder, shall not be deemed to lose his or her qualification as a director by reason of such suspension during the period of suspension.

Section 3.8. Removal. As set forth in the Certificate of Incorporation of the Exchange, except as provided herein, any director may be removed from office by a vote of the stockholders at any time with or without cause; provided, however, that any ETP Holder Director may only be removed for cause. For purposes of this Section 3.8, "cause" shall mean only (i) a breach of a director's duty of loyalty to the Exchange or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) actions resulting in liability under Section 174 of the General Corporation Law of Delaware, or (iv) transactions from which a director derived an improper personal benefit. Any director may be removed for cause by the holders of a majority of the shares of capital stock then entitled to be voted at an election of directors.

Section 3.9. Place of Meetings; Mode. Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Exchange. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.10. Regular Meetings. Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 3.11. Special Meetings.

(a) Special meetings of the Board may be called on a minimum of two (2) days notice to each director by the Chairman of the Board or the Chief Executive Officer, and shall be called by the Secretary upon the written request of three (3) directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each director at his or her business address or such other address as he or she may have advised the Secretary of the Exchange to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the director to be notified.

Section 3.12. Voting; Quorum and Action by the Board. Each director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of directors then in office shall constitute a quorum for the transaction of business. The act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these By-Laws.

Section 3.13. Waiver of Notice. A written waiver of notice, signed by a director entitled to notice of a meeting of the Board, whether before or after the time of the meeting stated in the notice, shall be deemed equivalent to the giving of such notice to that director. Attendance of a director at a meeting of the Board or of a committee of the Board of which the director is a member shall constitute a waiver of notice of such meeting, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 3.14. Presumption of Assent. A director of the Exchange who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Exchange immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a director who voted in favor of such action.

Section 3.15. Action in Lieu of Meeting. Unless otherwise restricted by statute, the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 3.16. Compensation. The directors may be paid their reasonable expenses, if any, of attendance at each meeting of the Board and at each meeting of a committee of the Board of which they are members. The Board, irrespective of any personal interest of any of its members, shall have authority to fix compensation of all directors for services to the Exchange as directors, officers or otherwise.

Section 3.17. Interpretation of By-Laws. Subject to the Act, including section 19 thereunder, the Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

ARTICLE IV

STOCKHOLDERS

Section 4.1. Annual Meeting. The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing directors, if applicable, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 4.2. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the Chief Executive Officer, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Exchange entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 4.3. List of Stockholders. The Secretary of the Exchange, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Exchange and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4.4. Quorum and Vote Required for Action.

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these By-Laws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Certificate of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 4.5. Voting of Shares; Proxies. Unless otherwise provided in the Certificate of Incorporation or these By-Laws, each stockholder of the Exchange shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Exchange before or at the time of the meeting.

Section 4.6. Action in Lieu of Meeting. As set forth in the Certificate of Incorporation of the Exchange, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Exchange in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

ARTICLE V

COMMITTEES

Section 5.1. Number of Committees. The committees of the Board shall consist of a Business Conduct Committee, an Appeals Committee, a Governance and Nominating Committee, an ETP Holder Director Nominating Committee, a Regulatory Oversight Committee, an Executive Compensation Committee, an Executive Committee, an Audit Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 5.2. Appointment; Vacancies; and Removal. The Chairman of the Board, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Any vacancy occurring in a committee shall be filled by the Chairman of the Board for the remainder of the term, with the approval of the Board. Except as otherwise provided in this Article V, each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing new members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

Section 5.3. Powers and Duties of Committees. To the extent not prohibited by law, all committees shall have such duties and may exercise such authority as may be prescribed for them in these By-Laws, the Rules or by the Board.

Section 5.4. Conduct of Proceedings. Except as otherwise provided in these By-Laws or by the Board, each committee may determine the manner in which its proceedings shall be conducted. Any action required or permitted to be taken at any meeting of any committee may be taken without a meeting if a written consent to the action is signed by all of the members of the committee and the written consent is filed with the minutes of the proceedings of the committee.

Section 5.5. Executive Committee.

(a) The Chairman of the Board, with the approval of the Board, shall appoint an Executive Committee. The Chairman of the Board with the approval of the Board, may also appoint one or more directors as alternate members of the Executive Committee who shall take the place of any absent member or members at any meeting of such committee. The Executive Committee at all times shall include the Chief Executive Officer of the Exchange, at least 50% Non-Industry Directors, at least one Independent Director and such number of ETP Holder Directors as is necessary to comprise at least 20% of the Executive Committee.

(b) The Executive Committee shall have and may exercise, so far as may be permitted by law, all the powers of the Board as may be delegated to it by the Board, except that the Executive Committee shall not have the power to change the membership of, or to fill vacancies in, the Executive Committee. The Board, consistent with Section 5.2, shall have the power at any time to fill vacancies in or change the membership of the Executive Committee.

(c) A majority of the members of the Executive Committee shall constitute a quorum and either (i) the act of a majority of the members of the Executive Committee present at a meeting thereof, or (ii) the act of all members of the Executive Committee evidenced by a writing or writings, shall be the act of the Executive Committee.

(d) All actions of the Executive Committee shall be reported at the meeting of the Board next succeeding such action.

Section 5.6. Regulatory Oversight Committee. The Regulatory Oversight Committee shall be responsible to oversee all of the Exchange's regulatory functions and responsibilities and to advise regularly the Board about the Exchange's regulatory matters. The Regulatory Oversight Committee shall at all times be comprised entirely of Non-Industry Directors.

Section 5.7. ETP Holder Director Nominating Committee. The ETP Holder Director Nominating Committee shall be composed solely of ETP Holder Directors and/or ETP Holder Representatives and shall be responsible for approving and submitting names of candidates for election to the position of ETP Holder Director pursuant to, and in accordance with, Section 3.5.

Section 5.8. Executive Compensation Committee. The Executive Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers of the Company. Each member of the Compensation Committee shall be a Non-Industry Director.

Section 5.9. Audit Committee. The Audit Committee shall perform the following functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Exchange's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Exchange's legal and compliance process; and (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders). A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee.

Section 5.10. Governance & Nominating Committee. The Governance and Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The number of Non-Industry Director members on the Nominating Committee shall equal or exceed the number of Industry Director members on the Nominating Committee.

Section 5.11. Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one ETP Holder Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

Section 5.12. Business Conduct Committee. The Business Conduct Committee shall preside over all disciplinary proceedings in accordance with Exchange Rules and as may be specified in the charter of the Business Conduct Committee. The Business Conduct Committee members shall be appointed by the Chairman with the approval of the Board in a composition consistent with applicable regulatory requirements and the Exchange By-Laws and Rules.

ARTICLE VI

OFFICERS

Section 6.1. Officers of the Exchange. The officers of the Exchange shall consist of a Chief Executive Officer, President, Chief Regulatory Officer, Secretary, Treasurer, and such other officers as the Board may determine. Any two or more offices may be held by the same person, except that the Chief Regulatory Officer and the Secretary may not hold either the office of Chief Executive Officer or President.

Section 6.2. Compensation. The compensation of all of the officers of the Exchange shall be fixed from time to time by the Board or a committee thereof designated by the Board.

Section 6.3. Tenure and Appointment. Each officer of the Exchange shall be appointed by the Board and shall hold office until his or her successor is appointed and qualified, or until his or her earlier death, disqualification, resignation, retirement or removal.

Section 6.4. Removal and Vacancies. Any officer of the Exchange may be removed at any time by the Board, with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Vacancies in any office of the Exchange may be filled for the unexpired term by the Board.

Section 6.5. Powers and Duties. Each of the offices of the Exchange shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board.

Section 6.6. Arbitration Director. The Chairman of the Board, subject to the approval of the Board, may designate one of the officers or other employees of the Exchange to serve as the Arbitration Director, and may also designate an employee of the Exchange to serve as the Assistant Arbitration Director, to act in the event of the absence or inability to act of the Arbitration Director. The Arbitration Director, if any, shall be charged with the duty of performing or delegating all ministerial duties in connection with matters submitted for arbitration pursuant to the Rules.

ARTICLE VII

INDEMNIFICATION

Section 7.1. Extent of Indemnification. The Exchange shall, to the maximum extent not prohibited by the General Corporation Law of Delaware or any other applicable laws, as may from time to time be in effect, indemnify and hold harmless any person who was or is made or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Exchange, or is or was serving at the request of the Exchange as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (each, individually an "Indemnified Person"), against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Person in connection with such action, suit or proceeding. The Exchange shall be required to indemnify an Indemnified Person in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the Board.

As set forth in the Certificate of Incorporation of the Exchange, to the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date that the Certificate of Incorporation of the Exchange is adopted or as such law may later be amended, no director of the Exchange shall be liable to the Exchange or its stockholders or the ETP Holders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Exchange that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Section 7.2. Expenses. Expenses (including attorneys' fees) incurred by an Indemnified Person in defending a civil, criminal, administrative or investigative action, suit or proceeding, including appeals, may be paid by the Exchange in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall be ultimately determined that he or she is not entitled to be indemnified as authorized by the General Corporation Law of the State of Delaware.

Section 7.3. Contract. The provisions of this Article VII shall be deemed to be a contract between the Exchange and each Indemnified Person at any time while this Article and the relevant provisions of the General Corporation Law of Delaware or other applicable law, if any, are in effect and any repeal or modification of any such law or of this Article VII shall not affect and rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

Section 7.4. Discretionary Indemnification Coverage. Persons not expressly covered by the foregoing provisions of this Article VII, such as those who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the Exchange was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board.

Section 7.5. Continuity of Indemnification and Non-Exclusivity. The indemnification provided or permitted hereunder shall not be deemed exclusive of any other rights to which those indemnified now or hereafter may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent entitled to such indemnification and shall inure to the benefit of the heirs, executors and administrators of such person.

Section 7.6. Insurance. The Exchange may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Exchange, or is or was serving at the request of the Exchange as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person in any such capacity, or arising out of such person's status as such, whether or not the Exchange would have the power to indemnify such person against such liability.

Section 7.7. Exchange Not Liable. The Exchange shall not be liable for any loss or damage sustained by any current or former member or ETP Holder growing out of the use or enjoyment by such member or ETP Holder of the facilities afforded by the Exchange (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII

AMENDMENTS

Section 8.1. By-Laws. As set forth in the Certificate of Incorporation of the Exchange, the Board shall have the power to adopt, amend or repeal the By-Laws. The By-Laws may also be amended or repealed, or new By-Laws of the Exchange may be adopted, by action taken by the stockholders of the Exchange. Notwithstanding the foregoing, neither this sentence nor any provision of Sections 3.1 through 3.8, Section 3.12, or Section 4.5 of these By-Laws may be amended or repealed without action of the stockholders of the Exchange. By-Laws adopted, altered or amended shall become effective in accordance with the provisions of Section 19(b) of the Act. Before any amendment to, alteration or repeal of any provision of the Bylaws of the Exchange under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the Bylaws of the Exchange shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 8.2. Rules. The Rules may be amended or repealed, or new Rules may be adopted, by the Board. A proposal to adopt, alter or amend any rule shall be presented in writing to the Board by the Chairman of the Board and a record shall be kept thereof. The Board shall pass on the proposed action, which may be adopted by the affirmative vote of a majority of the members of the Board then in office. Rules adopted, altered or amended shall become effective in accordance with the provisions of Section 19(b) of the Act.

ARTICLE IX

CERTIFICATES OF STOCK AND THEIR TRANSFER

Section 9.1. Form and Execution of Certificates. Every holder of stock in the Exchange shall be entitled to have a certificate signed by, or in the name of, the Exchange by the Chairman of the Board, the President or a vice president and by the Secretary or an assistant secretary or the Treasurer or an assistant treasurer of the Exchange, certifying the number of shares owned. Any and all signatures on a certificate may be facsimiles. Such certificates shall be in such form as may be determined by the Board. In case any officer, transfer agent or registrar of the Exchange who has signed, or whose facsimile signature has been placed upon, any such certificate shall have ceased to be such officer, transfer agent or registrar of the Exchange before such certificate is issued by the Exchange, such certificate may nevertheless be issued and delivered by the Exchange with the same effect as if the officer, transfer agent or registrar who signed, or whose facsimile signature was placed upon, such certificate had not ceased to be such officer, transfer agent or registrar.

Section 9.2. Replacement Certificates. The Exchange may direct a new certificate or certificates to be issued in place of any certificate or certificates evidencing shares of stock of the Exchange alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Exchange may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or such owner's legal representative, to advertise the same in such manner as it shall require and require such owner to give the Exchange a bond in such sum as it may direct as indemnity against any claim that may be made against the Exchange with respect to the certificate alleged to have been lost, stolen or destroyed. The Exchange may delegate its authority to direct the issuance of replacement stock certificates to the transfer agent or agents of the Exchange.

Section 9.3. Notice on Certificates. Each certificate evidencing shares of stock of the Exchange shall include a clear and conspicuous notice of the restrictions and limitations on the transfer of the shares evidenced by such certificate, in form and substance similar to the following:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY BE TRANSFERRED ONLY PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION FROM REGISTRATION THEREUNDER AND OTHERWISE IN ACCORDANCE WITH THE BY-LAWS OF THE CORPORATION."

Section 9.4. Conditions to Transfer. No sale, transfer or other disposition of stock of the Exchange shall be effected except (a) (i) pursuant to an effective registration statement under the Securities Act and in accordance with all applicable state securities laws or (ii) upon delivery to the Exchange of an opinion of counsel satisfactory to the counsel for the Exchange that such sale, transfer or disposition may be effected pursuant to a valid exemption from the registration requirements of the Securities Act and all applicable state securities laws and (b) upon delivery to the Exchange of such certificates or other documentation as counsel to the

Exchange shall deem necessary or appropriate in order to ensure that such sale, transfer or other disposition complies with the Securities Act and all applicable state securities laws.

Section 9.5. Transfers of Stock. Upon surrender to the Exchange or the transfer agent of the Exchange of a certificate for shares of stock of the Exchange duly endorsed or accompanied by proper evidence of succession, assignment or other authority to transfer, it shall be the duty of the Exchange to issue a new certificate to the person entitled to the new certificate, cancel the old certificate and record the transaction upon its books, provided the Exchange or a transfer agent of the Exchange shall not have received a notification of adverse interest and that the conditions of Section 8-401 of Title 6 of the Delaware Code have been met.

Section 9.6. Registered Stockholders. The Exchange shall be entitled to treat the holder of record (according to the books of the Exchange) of any share or shares of its stock as the holder in fact of those shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other party whether or not the Exchange shall have express or other notice of that claim or interest, except as expressly provided by the laws of the State of Delaware.

ARTICLE X

SELF-REGULATORY FUNCTION OF THE EXCHANGE

Section 10.1. Management of the Exchange. In connection with managing the business and affairs of the Exchange, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "ETP Holders") and persons associated with ETP Holders, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

Section 10.2. Participation in Board and Committee Meetings. All meetings of the Board (and any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of National Stock Exchange Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of the Exchange (or any committees of the Exchange), be allowed to participate in any meetings of the Board (or any committee of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters).

Section 10.3. Books and Records; Confidentiality of Information and Records Relating to SRO Function. The books and records of the Exchange shall be maintained at a location within the United States. All books and records of the Exchange reflecting confidential information pertaining to the self-regulatory function of the Exchange (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Exchange and its personnel and will not be used by the Exchange for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any ETP Holder) other than to personnel of the Commission, and those personnel of the Exchange, members of committees of the Exchange, members of the Board, hearing officers and other agents of the Exchange to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Exchange. Nothing in this Section 10.3 shall be interpreted as to limit or impede the rights of the Commission to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Exchange to disclose such confidential information to the Commission.

Section 10.4. Regulatory Fees and Penalties. Any revenues received by the Exchange from fees derived from its regulatory function or regulatory penalties will not be used to pay dividends and shall be applied to fund the legal and regulatory operations of the Exchange (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1. Fiscal Year. The fiscal year of the Exchange shall be as determined from time to time by the Board.

Section 11.2. Dividends. Subject to any provisions of any applicable statute or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Exchange by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Exchange, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 11.3. Reserves. Before payment of any dividends, there may be set aside out of any funds of the Exchange available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Exchange, or for such other purpose as the Board shall determine to be conducive to the interests of the Exchange, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 11.4. Subsidiaries. The Board may constitute any officer of the Exchange its proxy, with power of substitution, to vote the equity interests of any subsidiary of the Exchange and to exercise, on behalf of the Exchange, any and all rights and powers incident to the ownership of those equity interests, including the authority to execute and deliver proxies, waivers and consents.

Section 11.5. Power to Vote Stock. Unless otherwise instructed by the Board, the Chief Executive Officer of the Exchange shall have the power and authority on behalf of the Exchange to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Exchange may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Exchange any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Exchange in connection with the exercise by the Exchange of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 11.6. Severability. If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of the electronic trading system to be used to effect transactions on the exchange ("System" as it pertains to this section only), provide the following information:

1. **Name and address of organization**
2. **Form of organization (e.g., association, corporation, partnership, etc.)**
3. **Name of state and statute citation under which organized. Date of incorporation on current form.**
4. **Brief description and nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with the operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the Articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response:

A.	National Stock Exchange Holdings, Inc.
B.	NSX Securities, LLC
C.	The Consolidated Tape Association
D.	Depository Trust and Clearing Corporation

A. National Stock Exchange Holdings, Inc.

Requested Item	Response
Name and Address	National Stock Exchange Holdings, Inc. c/o National Stock Exchange, Inc. 101 Hudson Street, Suite 1200 Jersey City, NJ 07302
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware General Corporation Law (8 Del. C. § 1953-101, et seq).
Date of Incorporation in Present Form	August 19, 2014
Nature and Extent of Affiliation	Parent Corporation of National Stock Exchange, Inc.
Brief Description of Business or Functions	Holding Company for NSX.
Copy of the Certificate of Incorporation	See Exhibits C1 and C2 Attached
Copy of Existing Bylaws	See Exhibit C3 Attached
Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	See Exhibit C4 Attached.
Indication Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a	N/A

B. NSX Securities, LLC

Requested Item	Response
Name and Address	NSX Securities, LLC 101 Hudson Street Suite 1200 Jersey City, NJ 07302
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation in Present Form	December 2, 2005.
Nature and Extent of Affiliation	Wholly-Owned Subsidiary of National Stock Exchange, Inc.
Brief Description of Business or Functions	Registered Broker-Dealer and FINRA Member – Routes Orders to Away Trading Centers for the National Stock Exchange, Inc.
Copy of the Certificate of Incorporation	Previously submitted in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously submitted in Form 1 Amendment as of June 30, 2014.
Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Mark Sulavka, Principal; William Karsh, Principal; Francis Paulino, Principal.
Indication Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a	N/A

C. Consolidated Tape Association

Requested Item	Response
Name and Address	The Consolidated Tape Association 11 Wall Street New York, NY 10005
Form of Organization	Association.
Name of State and Statute Citation Under Which Organized	New York, General Obligations Law.
Date of Incorporation	May 14, 1974.
Nature and Extent of Affiliation	NSX is a member of The Consolidated Tape Association.
Brief Description of Business or Functions	Administer the Consolidated Tape Association Plan for dissemination of consolidated last sale prices relating to completed transactions in securities traded on a national securities exchange pursuant to Exchange Act Rule 603.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

D. Depository Trust and Clearing Corporation

Requested Item	Response
Name and Address	Depository Trust and Clearing Corporation
Form of Organization	Corporation
Name of State and Statute Citation Under Which Organized	Organized under Section 402 of the Business Corporation Law of the State of New York
Date of Incorporation	June 30, 1999.
Nature and Extent of Affiliation	NSX is a participant of the Depository Trust and Clearing Corporation.
Brief Description of Business or Functions	Clearance and settlement of securities.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

Associations Terminated Between June 30, 2014 and February 27, 2015:

E. CBOE Holdings, Inc.

Requested Item	Response
Name and Address	CBOE Holdings, Inc. c/o Chicago Board Options Exchange Incorporated 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq).
Date of Incorporation	August 15, 2006.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owned an equity interest in NSX through CBOE Stock Exchange, LLC, and provided systems support to NSX, Inc., is a wholly-owned subsidiary of CBOE Holdings, Inc.
Brief Description of Business or Functions	CBOE Holdings, Inc. is the holding company of the Chicago Board Options Exchange, Incorporated, C2 Options Exchange, Incorporated, CBOE Futures Exchange, LLC, The Options Exchange, Incorporated, DerivaTech Corporation and Market Data Express, LLC.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014..
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	Yes. Ceased because of sale of NSX.

F. Chicago Board Options Exchange, Incorporated

Requested Item	Response
Name and Address	Chicago Board Options Exchange, Incorporated 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq).
Date of Incorporation	February 4, 1972.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated provides systems support for NSX, Inc.
Brief Description of Business or Functions	The Chicago Board Options Exchange, Incorporated is a registered national securities exchange.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014.
Indication Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	Yes. Ceased because of sale of NSX.

G. C2 Options Exchange, Incorporated

Requested Item	Response
Name and Address	C2 Options Exchange, Incorporated 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq).
Date of Incorporation	July 21, 2009.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, owned an equity interest in NSX Holdings, LLC through CBOE Stock Exchange, LLC and provided systems support to NSX, Inc. C2 Option Exchange, Incorporated is a wholly-owned subsidiary of CBOE Holdings, Inc.
Brief Description of Business or Functions	C2 Options Exchange, Incorporated is a registered national securities exchange.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	Yes. Ceased because of sale of NSX.

H. The Options Exchange, Incorporated

Requested Item	Response
Name and Address	The Options Exchange, Incorporated 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq).
Date of Incorporation	January 7, 1974.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated owned an equity interest in NSX through CBOE Stock Exchange, LLC, and provided systems support to NSX. The Options Exchange, Incorporated is a wholly-owned subsidiary of CBOE Holdings, Inc.
Brief Description of Business or Functions	To conduct and carry on the function of an "exchange" within the meaning of that term in the Exchange Act. The Options Exchange, Incorporated has been inactive since its incorporation
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	Yes. Ceased because of sale of NSX.

I. DerivaTech Corporation

Requested Item	Response
Name and Address	DerivaTech Corporation 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Illinois, Illinois Business Corporation Act of 1983.
Date of Incorporation	January 2, 1997.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owned an equity interest in NSX through CBOE Stock Exchange, LLC, and provided systems support to NSX, and DerivaTech Corporation are wholly-owned subsidiaries of CBOE Holdings, Inc.
Brief Description of Business or Functions	Development of educational software regarding options.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	Yes. Ceased because of sale of NSX.

J. CBOE, LLC

Requested Item	Response
Name and Address	CBOE, LLC 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation	August 22, 2001.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owned an equity interest in NSX through CBOE Stock Exchange, LLC, and CBOE, LLC are wholly-owned subsidiaries of CBOE Holdings, Inc.
Brief Description of Business or Functions	CBOE, LLC is a limited liability company member of OneChicago, LLC.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	Yes. Ceased because of sale of NSX.

K. OneChicago, LLC

Requested Item	Response
Name and Address	OneChicago, LLC 141 West Jackson Boulevard Chicago, IL 60604
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation	August 3, 2001.
Nature and Extent of Affiliation	CBOE, LLC is a limited liability company member of OneChicago, LLC, CBOE, LLC and Chicago Board Options Exchange, Incorporated, which owned an equity interest in NSX through CBOE Stock Exchange, LLC, are wholly-owned subsidiaries of CBOE Holdings, Inc.
Brief Description of Business or Functions	OneChicago, LLC is a contract market approved by the Commodity Futures Trading Commission in June 2002.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	Yes. Ceased because of sale of NSX.

L. Signal Trading Systems, LLC

Requested Item	Response
Name and Address	Signal Trading Systems, LLC 400 South LaSalle Street Chicago, IL 60604
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation	May 13, 2010.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owned an equity interest in NSX through CBOE Stock Exchange, LLC owns 50% of Signal Trading Systems, LLC.
Brief Description of Business or Functions	Signal Trading Systems, LLC developed and markets a multi-asset front end order entry system known as Pulse.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	Yes. Ceased because of sale of NSX.

M. Market Data Express, LLC

Requested Item	Response
Name and Address	Market Data Express, LLC 400 South LaSalle Street Chicago, IL 60604
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation	February 21, 2006.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owned an equity interest in NSX through CBOE Stock Exchange, LLC and Market Data Express, LLC are wholly-owned subsidiaries of CBOE Holdings, Inc.
Brief Description of Business or Functions	Market Data Express LLC is established to sell market data.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	Yes. Ceased because of sale of NSX

N. CBOE Stock Exchange, LLC

Requested Item	Response
Name and Address	CBOE Stock Exchange, LLC 400 South LaSalle Street Chicago, IL 60604
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation	July 31, 2006.
Nature and Extent of Affiliation	NSX was a wholly-owned subsidiary of CBOE Stock Exchange, LLC until February 18, 2015.
Brief Description of Business or Functions	CBOE Stock Exchange, LLC operates the CBOE Stock Exchange ("CBSX"), which acts as a trading market for securities other than options, as a facility of the Chicago Board Options Exchange, Inc. CBSX was approved by the SEC in March 2007.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	Yes. Ceased because of sale of NSX.

O. Chicago Options Exchange Building Corporation

Requested Item	Response
Name and Address	Chicago Options Exchange Building Corporation 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq).
Date of Incorporation	August 7, 1980.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owned an equity interest in NSX through CBOE Stock Exchange, LLC and the Chicago Options Exchange Building Corporation are wholly-owned subsidiaries of CBOE Holdings, Inc.
Brief Description of Business or Functions	Maintain facility used by the Chicago Board Options Exchange, Inc.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014..
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	Yes. Ceased because of sale of NSX.

P. CBOE Futures Exchange, LLC

Requested Item	Response
Name and Address	CBOE Futures Exchange, LLC 400 South LaSalle Street Chicago, IL 60604
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation	July 17, 2002.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owns an equity interest in NSX Holdings, LLC through CBOE Stock Exchange, LLC and the CBOE Futures Exchange, LLC are wholly-owned subsidiaries of CBOE Holdings, Inc.
Brief Description of Business or Functions	CBOE Futures Exchange, LLC is a contract market approved by the Commodity Futures Trading Commission in August 2003. CBOE Futures Exchange, LLC is a fully electronic exchange.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	Yes. Ceased because of sale of NSX.

Attachment C1

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:33 PM 08/19/2014
FILED 04:33 PM 08/19/2014
SRV 141087110 - 5589288 FILE

CERTIFICATE OF INCORPORATION

FIRST: The name of this corporation shall be: NATIONAL STOCK EXCHANGE HOLDINGS, INC.

SECOND: Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware, 19808. The name of its registered agent at such address is The Company Corporation.

THIRD: The purpose or purposes of the corporation shall be:

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock, which this corporation is authorized to issue is Ten Thousand (10,000) shares of common stock with a par value of $0.01.

FIFTH: The name and address of the incorporator is as follows:

The Company Corporation
2711 Centerville Road
Suite 400
Wilmington, Delaware 19808

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

SEVENTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed signed and acknowledged this certificate of incorporation this 19th day of August, 2014.

The Company Corporation, Incorporator

By: /s/ Margaret Rosado
Name: Margaret Rosado
Assistant Secretary

Attachment C2

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:39 PM 10/02/2014
FILED 05:39 PM 10/02/2014
SRV 141253184 - 5589288 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of National Stock Exchange Holdings, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

The total number of shares of stock, which this corporation is authorized to issue is One Hundred Thousand (100,000) shares of common stock with a par value of $0.01.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 2 day of October, 2014.

By: [signature]
Authorized Officer

Title: CEO

Name: Mark Sulavka
Print or Type

Attachment C3

BY-LAWS

OF

NATIONAL STOCK EXCHANGE HOLDINGS, INC.

ARTICLE I

Stockholders

Section 1.1 Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date, time and place either within or without the State of Delaware as may be designated by the Board of Directors from time to time. Any other business properly brought before the meeting may be transacted at the annual meeting.

Section 1.2 Special Meetings. Special meetings of stockholders may be called at any time by, and only by, the Board of Directors, the Chief Executive Officer or the Chairman of the Board of Directors, to be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting.

Section 1.3 Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the written notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation.

Section 1.4 Adjournments. Any meeting of stockholders, annual or special, may be adjourned from time to time, to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5 Organization. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the Vice Chairman of the Board, if any, or in the absence of the Vice Chairman of the Board by a Chief Executive Officer, or in the absence of the Chief Executive Officer by a Senior Executive Officer, or in the absence of a Senior Executive Officer by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. Each of the following is a Senior Executive Officer: Chief Financial Officer, Chief Administrative Officer, Chief Operating Officer, Chief Technology Officer and President. The Corporate Secretary, or in the absence of the Corporate Secretary an Assistant Corporate Secretary, shall act as secretary of the meeting, but in the absence of the Corporate Secretary and any Assistant Corporate Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to adjourn a meeting of stockholders without a vote of stockholders and to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting and are not inconsistent with any rules or regulations adopted by the Board of Directors pursuant to the provisions of the certificate of incorporation, including the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls for each item upon which a vote is to be taken.

Section 1.6 Voting; Proxies. Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with a Corporate Secretary. Voting at meetings of stockholders need not be by written ballot unless so directed by the chairman of the meeting or the Board of Directors. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise required by law, the certificate of incorporation or these by-laws, a majority of the votes cast for or against the matter at the meeting by stockholders entitled to vote on the subject matter shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority (or, in the case of an election of directors, a plurality) of the votes cast for or against the matter at the meeting by stockholders in that class or classes entitled to vote on the subject matter shall be the act of such class or classes, except as otherwise required by law, the certificate of incorporation or these by-laws.

Section 1.7 Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to the action for which a record date is being established. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 1.8 List of Stockholders Entitled to Vote. The Corporate Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the municipality where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 1.9 Advance Notice of Stockholder Nominees for Director and Other Stockholder Proposals.

(a) The matters to be considered and brought before any annual or special meeting of stockholders of the Corporation shall be limited to only such matters, including the nomination and election of directors, as shall be brought properly before such meeting in compliance with the procedures set forth in this Section 1.9.

(b) For any matter to be properly brought before any annual meeting of stockholders, the matter must be (i) specified in the notice of annual meeting given by or at the direction of the Board of Directors; (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors; or (iii) brought before the annual meeting in the manner specified in this Section 1.9(b) (x) by a stockholder that holds of record stock of the Corporation entitled to vote at the annual meeting on such matter (including any election of a director) or (y) by a person (a "Nominee Holder") that holds such stock through a nominee or "street name" holder of record of such stock and can demonstrate to the Corporation such indirect ownership of, and such Nominee Holder's entitlement to vote, such stock on such matter. In addition to any other requirements under applicable law, the certificate of incorporation and these by-laws, persons nominated by stockholders for election as directors of the Corporation and any other proposals by stockholders shall be properly brought before an annual meeting of stockholders only if notice of any such matter to be presented by a stockholder at such meeting (a "Stockholder Notice") shall be delivered to a Corporate Secretary at the principal executive office of the Corporation not less than ninety (90) nor more than one hundred and twenty (120) days prior to the first anniversary date of the annual meeting for the preceding year (or, in the case of the annual meeting of stockholders to be held in 2015, not less than ninety (90) nor more than one hundred and twenty (120) days prior to May 2, 2015); provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences thirty (30) days before and ends thirty days after such anniversary date (or May 2, 2015, in the case of the annual meeting of stockholders to be held in 2015) (an annual meeting date outside such period being referred to herein as an "Other Meeting Date"), such Stockholder Notice shall be given in the manner provided herein by the later of (i) the close of business on the date ninety (90) days prior to such Other Meeting Date or (ii) the close of business on the tenth day following the date on which such Other Meeting Date is first publicly announced or disclosed. Any stockholder desiring to nominate any person or persons (as the case may be) for election as a director or directors of the Corporation at an annual meeting of stockholders shall deliver, as part of such Stockholder Notice, a statement in writing setting forth the name of the person or persons to be nominated, the number and class of all shares of each class of stock of the Corporation owned of record and beneficially by each such person, as reported to such stockholder by such person, the information regarding each such person required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the Commission, as amended from time to time, each such person's signed consent to serve as a director of the Corporation if elected, such stockholder's name and address, the number and class of all shares of each class of stock of the Corporation owned of record and beneficially by such stockholder and, in the case of a Nominee Holder, evidence establishing such Nominee Holder's indirect ownership of stock and entitlement to vote such stock for the election of directors at the annual meeting. Any stockholder who gives a Stockholder Notice of any matter (other than a nomination for director) proposed to be brought before an annual meeting of stockholders shall deliver, as part of such Stockholder Notice, the text of the proposal to be presented and a brief written statement of the reasons why such stockholder favors the proposal and setting forth such stockholder's name and address, the number and class of all shares of each class of stock of the Corporation owned of record and beneficially by such stockholder, any material interest of such stockholder in the matter proposed (other than as a stockholder), if applicable, and, in the case of a Nominee Holder, evidence establishing such Nominee Holder's indirect ownership of stock and entitlement to vote such stock on the matter proposed at the annual meeting. As used in these by-laws, shares "beneficially owned" shall mean all shares which such person is deemed to beneficially own pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If a stockholder is entitled to vote only for a specific class or category of directors at a meeting (annual or special), such stockholder's right to nominate one or more individuals for election as a director at the meeting shall be limited to such class or category of directors.

Notwithstanding any provision of this Section 1.9 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at the next annual meeting of stockholders is increased by virtue of an increase in the size of the Board of Directors and either all of the nominees for director at the next annual meeting of stockholders or the size of the increased Board of Directors is not publicly announced or disclosed by the Corporation at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting (or, in the case of the annual meeting of stockholders to be held in 2015, at least one hundred (100) days prior to May 2, 2015), a Stockholder Notice shall also be considered timely hereunder, but only with respect to nominees to stand for election at the next annual meeting as the result of any new positions created by such increase, if it shall be delivered to a Corporate Secretary at the principal executive office of the Corporation not later than the close of business on the tenth (10) day following the first day on which all such nominees or the size of the increased Board of Directors shall have been publicly announced or disclosed.

(c) Except as provided in the immediately following sentence, no matter shall be properly brought before a special meeting of stockholders unless such matter shall have been brought before the meeting pursuant to the Corporation's notice of such meeting. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any stockholder entitled to vote for the election of such director(s) at such meeting may nominate a person or persons (as the case may be) for election to such position(s) as are specified in the Corporation's notice of such meeting, but only if the Stockholder Notice required by Section 1.9(b) hereof shall be delivered to a Corporate Secretary at the principal executive office of the Corporation not later than the close of business on the tenth (10) day following the first day on which the date of the special meeting and either the names of all nominees proposed by the Board of Directors to be elected at such meeting or the number of directors to be elected shall have been publicly announced or disclosed.

(d) For purposes of this Section 1.9, a matter shall be deemed to have been "publicly announced or disclosed" if such matter is disclosed in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission (the "Commission").

(e) In no event shall the adjournment of an annual meeting or a special meeting, or any announcement thereof, commence a new period for the giving of notice as provided in this Section 1.9. This Section 1.9 shall not apply to any stockholder proposal made pursuant to Rule 14a-8 under the Exchange Act.

(f) The chairman of any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether notice of nominees and other matters proposed to be brought before a meeting has been duly given in the manner provided in this Section 1.9 and, if not so given, shall direct and declare at the meeting that such nominees and other matters shall not be considered.

ARTICLE II

Board of Directors

Section 2.1 Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise required by law or provided in the certificate of incorporation. The Board of Directors shall have the power to interpret these by-laws and any interpretation made by it shall be final and conclusive. The number of directors of the Corporation shall be fixed only by resolution of the Board of Directors from time to time. If the holders of any class or classes of stock or series thereof are entitled by the certificate of incorporation to elect one or more directors, the preceding sentence shall not apply to such directors and the number of such directors shall be as provided in the terms of such stock. Directors need not be stockholders. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) may be a director of the Corporation.

Section 2.2 Election; Term of Office; Resignation; Removal; Vacancies. Each director shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any director may resign at any time upon written notice to the Board of Directors or to a Chairman of the Board, a Vice Chairman of the Board, a Chief Executive Officer, a President, a Senior Executive Officer or a Corporate Secretary. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors (other than any directors elected in the manner described in the next sentence) or from any other cause shall be filled by, and only by, a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled by the certificate of incorporation to elect one or more directors, vacancies and newly created directorships of such class or classes or series may be filled by, and only by, a majority of the directors elected by such class or classes or series then in office, or by the sole remaining director so elected. Any director elected or appointed to fill a vacancy or a newly created directorship shall hold office until the next annual meeting of the stockholders, and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Section 2.3 Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board may from time to time determine, and if so determined notice thereof need not be given.

Section 2.4 Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Board, by a Chairman of the Board, if any, by a Vice Chairman of the Board, if any, by a Chairman of the Corporate Governance and Nominating Committee, if any, by a Chief Executive Officer, if any, by a Senior Executive Officer, if any, or by any two directors. Reasonable notice thereof shall be given by the person or persons calling the meeting.

Section 2.5 Participation in Meetings by Conference Telephone Permitted. Unless otherwise restricted by the certificate of incorporation or these by-laws, members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

Section 2.6 Quorum; Vote Required for Action. At each meeting of the Board of Directors, one-half of the number of directors equal to the total number of directors fixed by resolution of the board of directors (including any vacancies) shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless the certificate of incorporation or these by-laws shall require a vote of a greater number. In case at any meeting of the Board a quorum shall not be present, the members or a majority of the members of the Board present may adjourn the meeting from time to time until a quorum shall be present.

Section 2.7 Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the Vice Chairman of the Board, if any, or in the absence of a Vice Chairman of the Board, by a Chief Executive Officer, or in the absence of a Chief Executive Officer, by a Senior Executive Officer, or in the absence of a Senior Executive Officer, by a chairman chosen at the meeting. The Corporate Secretary, or in the absence of the Corporate Secretary an Assistant Corporate Secretary, shall act as secretary of the meeting, but in the absence of the Corporate Secretary and any Assistant Corporate Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8 Action by Directors Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, then in office consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.

Section 2.9 Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these by-laws, the Board of Directors shall have the authority to fix the compensation of directors.

ARTICLE III

Committees

Section 3.1 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these by-laws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by law to be submitted to stockholders for approval, or (ii) adopting, amending or repealing these by-laws.

Section 3.2 Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these by-laws.

ARTICLE IV

Officers; Employees

Section 4.1 Officers; Election or Appointment. The Board of Directors shall take such action as may be necessary from time to time to ensure that the Corporation has such officers as are necessary, under Section 5.1 of these by-laws and the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended, to enable it to sign stock certificates. In addition, the Board of Directors at any time and from time to time may elect (i) one or more Chairmen of the Board and/or one or more Vice Chairmen of the Board from among its members, (ii) one or more Chief Executive Officers, one or more Presidents, one or more Chief Financial Officers, one or more Chief Operating Officers, one or more Chief Administrative Officers and/or one or more Chief Technology Officers, (iii) one or more Vice Presidents, one or more Controllers, one or more Corporate Secretaries and/or (iv) one or more other officers, in the case of each of (i), (ii), (iii) and (iv) if and to the extent the Board deems desirable. The Board of Directors may give any officer such further designations or alternate titles as it considers desirable. In addition, the Board of Directors at any time and from time to time may authorize any officer of the Corporation to appoint one or more officers of the kind described in clauses (iii) and (iv) above. Any number of offices may be held by the same person and directors may hold any office unless the certificate of incorporation or these by-laws otherwise provide.

Section 4.2 Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board of Directors electing or authorizing the appointment of any officer, each officer shall hold office until his or her successor is elected or appointed and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to such person or persons as the Board may designate. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any officer authorized by the Board to appoint a person to hold an office of the Corporation may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board providing such authorization. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election or appointment of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board at any regular or special meeting or by an officer authorized by the Board to appoint a person to hold such office.

Section 4.3 Powers and Duties. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these by-laws or in a resolution of the Board of Directors which is not inconsistent with these by-laws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Corporate Secretary or such other officer appointed to do so by the Board shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose. The Board may require any officer, agent or employee to give security for the faithful performance of his or her duties.

ARTICLE V

Stock

Section 5.1 Certificates; Uncertificated Shares. The shares of stock in the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to any such shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution or resolutions by the Board of Directors of the Corporation, every holder of stock represented by certificates, and upon request every holder of uncertificated shares, shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or a Vice Chairman of the Board or a President or Vice President, and by a Controller, Assistant Controller, Corporate Secretary or Assistant Corporate Secretary, representing the number of shares of stock in the Corporation owned by such holder. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. Certificates representing shares of stock of the Corporation may bear such legends regarding restrictions on transfer or other matters as any officer or officers of the Corporation may determine to be appropriate and lawful.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, *provided that*, except as otherwise required by the Delaware General Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series of stock and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated shares of any class or series of stock, the Corporation shall send to the registered owner thereof a written notice containing the information required by law to be set forth or stated on certificates representing shares of such class or series or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series and the qualifications, limitations or restrictions of such preferences and/or rights.

Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 5.2 Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed or such person's legal representative. The Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

ARTICLE VI

SRO Functions of NSX

Section 6.1 Non-Interference. For so long as the Corporation shall, directly or indirectly, control NSX, the directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of NSX and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the Board of Directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the Exchange Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof), except the Commission or NSX as provided in these by-laws, or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under Section 6.1 of these by-laws.

Section 6.2 Confidentiality of Information. To the extent that NSX continues to be controlled, directly or indirectly by the Corporation and to the fullest extent permitted by applicable law, any confidential information that shall come into the possession of the Corporation pertaining to the self-regulatory function of NSX or its successors, (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of NSX ("NSX Confidential Information"), shall not be made available to any Person, (except as provided by Sections 6.2 and 6.3 of these by-laws) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; and further, shall be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation ; and shall not be used for any non-regulatory purpose.

Section 6.3 Nothing in these by-laws shall be interpreted to limit or impede: (x) the rights of the Commission or NSX to have access to and examine such NSX Confidential Information pursuant to the U.S. federal securities laws and the rules and regulations thereunder; and (y) the ability of any officers, directors, employees or agents of the Corporation to disclose NSX Confidential Information to the Commission or to NSX.

Section 6.4 Books and Records. The Corporation's books and records shall be at all times subject to inspection and copying by the Commission and by NSX, to the extent that such books and records are related to the operation or administration of NSX.

Section 6.5 The Corporation's books and records shall be maintained within the United States. For so long as the Corporation directly or indirectly controls NSX, the books, records, premises, officers, directors and employees of the Corporation shall be deemed the books, records, premises, officers, directors and employees of NSX for purposes of and subject to oversight pursuant to the Exchange Act.

Section 6.6 Compliance with Securities Laws; Cooperation with the Commission. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and with NSX pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and NSX in respect of the Commission's oversight responsibilities regarding NSX and the self-regulatory functions and responsibilities of NSX, and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate.

Section 6.7 Consent to Jurisdiction. The Corporation and its officers, directors, employees and agents by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the Commission and NSX for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of NSX, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the Commission or the Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of the Exchange.

Section 6.8 Consent to Application. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents, prior to accepting a position as an officer, director, employee or agent, as applicable, of the Corporation to consent in writing to the applicability to them of this Article VI, as applicable, with respect to their activities related to the Exchange.

Article VII

Miscellaneous

Section 7.1 Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 7.2 Seal. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.3 Waiver of Notice of Meetings of Stockholders, Directors and Committees. Whenever notice is required to be given by law or under any provision of the certificate of incorporation or these by-laws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these by-laws.

Section 7.4 Indemnification. The Corporation shall, to the maximum extent not prohibited by the Delaware General Corporation Law or any other applicable laws, as may from time to time be in effect, indemnify and hold harmless any person who was or is made or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Exchange, against all expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding. This bylaw shall apply to any person who is or was a director, officer, trustee, member, stockholder, partner, incorporator or liquidator of a Subsidiary of the Corporation, or who serves or served at the request of the Corporation as a director, officer, trustee, member, stockholder, partner, incorporator or liquidator of or in any other capacity for any other enterprise. The Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person, or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law; (ii) the proceeding was authorized by the Board of Directors of the Corporation; or (iii)such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law. The Corporation shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law. Expenses, including attorneys' fees, incurred by any such person in defending a civil, criminal, administrative or investigative action, suit, or proceeding, including appeals, prior to the final disposition of the proceeding, shall be paid or reimbursed by the Corporation promptly upon demand by such person and, if any such demand is made in advance of the final disposition of any such action, suit or proceeding, promptly upon receipt by the Corporation of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified as authorized by the Delaware General Corporation Law. The rights provided to any person by this bylaw shall be enforceable against the Corporation by such person, who shall be presumed to have relied upon it in serving or continuing to serve as a director, officer or in such other capacity as provided above. In addition, the rights provided to any person by this bylaw shall survive the termination of such person's status as a director or executive officer or other officer, employee or agent, and, insofar as such person served at the request of the Corporation as a director, executive officer or other officer, employee or agent, or in any other capacity for any other enterprise, shall survive the termination of such request with respect to the person's service prior to termination of such request. No amendment of this bylaw shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

For purposes of this bylaw, the term "Corporation" shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term "Subsidiary" shall mean any corporation, partnership, limited liability company or other entity in which the Corporation owns, directly or indirectly, a majority of the economic or voting ownership interest; the term "other enterprise" shall include any corporation, partnership, limited liability company, joint venture, trust, association or other unincorporated organization or other entity and any employee benefit plan; the term "officer," when used with respect to the Corporation, shall refer to any officer elected by or appointed pursuant to authority granted by the Board of Directors of the Corporation pursuant to clauses (i), (ii), (iii) and (iv) of Section 4.1 of these by-laws, when used with respect to a Subsidiary or other enterprise that is a corporation, shall refer to any person elected or appointed pursuant to the by-laws of such Subsidiary or other enterprise or chosen in such manner as is prescribed by the by-laws of such Subsidiary or other enterprise or determined by the Board of Directors of such Subsidiary or other enterprise, and when used with respect to a Subsidiary or other enterprise that is not a corporation or is organized in a foreign jurisdiction, the term "officer" shall include in addition to any officer of such entity, any person serving in a similar capacity or as the manager of such entity. To the extent authorized from time to time by the Board of Directors, the Corporation may provide to (i) any one or more employees and agents of the Corporation, (ii) any one or more officers, employees and agents of any Subsidiary and (iii) any one or more directors, officers, employees and agents of any other enterprise, rights of indemnification and to receive payment or reimbursement of expenses, including attorneys' fees, on such terms and conditions as the Board of Directors shall determine that are similar to the rights conferred in this Section 7.4 on directors and officers of the Corporation or any Subsidiary or other enterprise. Any such rights shall have the same force and effect as they would have if they were conferred in this Section 7.4.

The rights conferred by any person by this bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Nothing in this Section 7.4 shall limit the power of the Corporation or the Board of Directors to provide rights of indemnification and to make payment and reimbursement of expenses, including attorneys' fees, to directors, officers, employees, agents and other persons otherwise than pursuant to this Section 7.4.

Section 7.5 Form of Records. Unless otherwise required by applicable law, any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 7.6 Laws and Regulations; Close of Business. (a) For purposes of these by-laws, any reference to a statute, rule or regulation of any governmental body means such statute, rule or regulation (including any successor thereto) as the same may be amended from time to time.

(b) Any reference in these by-laws to the close of business on any day shall be deemed to mean 5:00 P.M. Eastern Time on such day, whether or not such day is a business day.

Section 7.7 Amendment of By-laws. (a) These by-laws may be amended, modified or repealed, and new by-laws may be adopted at any time, by the Board of Directors. Stockholders of the Corporation may adopt additional by-laws and amend, modify or repeal any bylaw whether or not adopted by them.

(b) Notwithstanding paragraph (a) of this Section 7.7, for so long as NSX remains a registered national securities exchange(as defined under Section 6 of the Exchange Act), before any amendment to these by-laws shall be effective, such amendment shall be submitted to the Board of Directors of NSX and shall thereafter be filed with the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder, and such amendment shall not be effective until filed with, or filed and approved by, the Commission, as the case may be.

Attachment C4

Attachment C4 to Exhibit C, Form 1 Amendment of National Stock Exchange, Inc.
February 27, 2015

Officers of National Stock Exchange Holdings, Inc.

Mark Sulavka, Chief Executive Officer
Jeffrey Diederich, Chief Financial Officer
Donald Bernotus, Corporate Secretary

Board of Directors of National Stock Exchange Holdings, Inc.

Mark Sulavka (Chairman)
Jeffrey Diederich
Donald Bernotus
David Karlin

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit J

Officers, Directors, Members of Standing Committees
(As of February 27, 2015)

Officers:

Mark Sulavka	Chairman, Chief Executive Officer and President. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
James G. Buckley	Chief Regulatory Officer. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
Donald Bernotus	Secretary and Treasurer. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.

Former Officers:

David Reed	Chief Operating Officer Ceased Employment on June 13, 2014.
Susan Ameel	Chief Regulatory Officer, Regulation Ceased Employment on June 30, 2014.
Michael Serafin	Vice President, Client Services Ceased Employment on July 15, 2014.
Bruce Kulback	Chief Information Officer Ceased Employment on July 31, 2014.
Jeremy Sanchez	Chief Compliance Officer Ceased Employment on August 8, 2014.
David F. Harris	Director, Chairman, Chief Executive Officer Ceased employment on February 18, 2015

Francis T. Corcoran	President, Chief Administrative Officer Ceased employment on February 18, 2015
Philip M. Pinc	Vice President, General Counsel and Secretary Ceased employment on February 18, 2015.
Francis N. Paulino	Senior Vice President, Business Development Ceased employment on February 18, 2015.

Directors:

Mark Sulavka	Chief Executive Officer Director. Term commenced on February 18, 2015.
David Karlin	Industry Director. Term commenced on February 18, 2015.
Donato Cuttone	Equity Trading Permit ("ETP") Holder Director. Term commenced on February 18, 2015.
Timothy Lang	ETP Holder Director. Term commenced on February 26, 2015.
Louis Pastina	Independent Director. Term commenced on February 18, 2015.
Art Pedrazza	Non-Industry Director. Term commenced on February 18, 2015.
Anthony Scillia	Non-Industry Director. Term commenced on February 18, 2015.

Former Directors:

Craig Drill	Service commenced December 30, 2011 and concluded on October 30, 2013. Former Non-Industry/Independent Director.
Kathleen Hamm	Service commenced February 10, 2012 and concluded on September 25, 2014. Former Non-Industry/Independent Director.
David F. Harris	Service commenced December 30, 2011 and concluded on February 18, 2015. Former CEO Director.
John Faso	Service commenced December 30, 2011 and concluded on February 18, 2015. Former Non-Industry/Independent Director.
Gordon Martin	Service commenced on December 31, 2012 and concluded on February 18, 2015. Former Industry Director.

Thomas O'Mara	Service commenced December 30, 2011 and concluded on February 18, 2015. Former ETP Holder Director.
Jeffrey Brown	Service commenced December 31, 2012 concluded on February 18, 2015. Former Non-Industry/Independent Director.
Antoine Shagoury	Service commenced February 10, 2012 and concluded on February 18, 2015. Former Non-Industry/Independent Director.
Steve Sosnick	Service commenced December 31, 2013 and concluded on February 18, 2015. Former ETP Holder Director.
Michael Szymanski	Service commenced December 30, 2011 and concluded on February 18, 2015. Former Non-Industry/Independent Director.
Gerald T. O'Connell	Service commenced on March 27, 2012 and concluded on February 18, 2015. Former Industry Director.

Exchange Committees

Executive Committee

Current Members

Mark Sulavka (Chair), term commenced on 2/26/15
Donato Cuttone, term commenced on 2/26/15
Art Pedrazza, term commenced on 2/26/15
Anthony Scillia, term commenced on 2/26/2015

Former Members

Kathleen Hamm, term commenced 2/10/12; service concluded on 9/25/14.
David Harris (Chair), term commenced 2/10/12; service concluded on 2/18/15
Thomas O'Mara, term commenced 2/10/12; service concluded on 2/18/15
John Faso, term commenced 2/10/12; service concluded on 2/18/15
Gerald T. O'Connell, term commenced 6/28/12; service concluded on 2/18/15

Executive Compensation Committee

Current Members

Louis Pastina, term commenced on 2/26/15
Art Pedrazza, term commenced on 2/26/15
Anthony Scillia, term commenced on 2/26/15

Former Members

Antoine Shagoury (Chair), term commenced 2/10/12; service concluded on 2/18/15
Jeffrey Brown, term commenced 11/21/13; service concluded on 2/18/15
Michael Szymanski, term commenced 2/10/12; service concluded on 2/18/15

Regulatory Oversight Committee

Current Members

Louis Pastina (Chair), term commenced on 2/26/15
Art Pedrazza, term commenced on 2/26/15
Anthony Scillia, term commenced on 2/26/15

Former Members

Kathleen Hamm (Chair), term commenced 2/10/12; service concluded on 9/25/14
John Faso, term commenced 2/10/12; service concluded on 2/18/15
Michael Szymanski, term commenced 2/10/12; service concluded on 2/18/15

Governance & Nominating Committee

Current Members

Mark Sulavka, term commenced on2/26/15
Art Pedrazza, term commenced on 2/26/15
Anthony Scillia, term commenced on 2/26/15
David Karlin, term commenced on 2/26/15

Former Members

John Faso (Chair), term commenced 2/10/12; service concluded on 2/18/15
David Harris, term commenced 2/10/12; service concluded on 2/18/15
Jeffrey Brown, term commenced 03/27/13; service concluded on 2/18/15

ETP Holder Director Nominating Committee

Current Members

Donato Cuttone, term commenced on 2/26/15
Tim Lang, term commenced on 2/26/15

Former Members

Thomas O'Mara (Chair), term commenced 2/10/12; service concluded on 2/18/15
Andy O'Hara, term commenced 3/27/13; service concluded on 2/18/15

Audit Committee

Current Members

Anthony Scillia (Chair), term commenced on 2/26/15
Louis Pastina, term commenced on 2/26/15
Art Pedrazza, term commenced on 2/26/15

Former Members
Michael Szymanski (Chair), term commenced 2/10/12; service concluded on 2/18/15
John Faso, term commenced 2/10/12; service concluded on 2/18/15
Antoine Shagoury, term commenced 2/10/12; service concluded on 2/18/15

Business Conduct Committee
Current Members
Elizabeth H. Baird, term commenced 2/26/15
Thomas McManus, term commenced 2/26/15
Anthony Seisser, term commenced 2/26/15

Appeals Committee
Current Members
David Karlin, term commenced 2/26/15
Donato Cuttone, term commenced 2/26/15
Louis Pastina, term commenced 2/26/15

Former Members
Jeffrey Brown, term commenced 03/27/13; service concluded on 2/18/15
Thomas O'Mara, term commenced 2/10/12; service concluded on 2/18/15

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**

2. **Title or Status;**

3. **Date title or status was acquired;**

4. **Approximate ownership interest; and**

5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Full Legal Name	Status	Date Acquired	Ownership Interest	Whether the person has control
National Stock Exchange Holdings, Inc.	Parent	February 18, 2015	100%	Yes

75X
60-2

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